EXHIBIT 99.1

Source: Ruanyun Edai Technology Inc.

April 22, 2026 08:30 ET

Ruanyun Edai Technology Launches Pilot Project with the Center on Chinese Education at Teachers College, Columbia University as Part of Expansion into Educational Institutional Support Services

HanLink initiative builds on progress in Saudi Arabia and aligns with Ruanyun’s ongoing globalization strategy, planned branding transition to Formind Group, and set target of deriving approximately 60% of revenue from international markets by the end of 2027.

NANCHANG, China, April 22, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun Edai Technology,” “RYET,” or the “Company”), an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems, today announced the launch of a pilot project with the Center on Chinese Education at Teachers College, Columbia University as part of its broader expansion into educational institutional support services.

The pilot project, implemented through the Center on Chinese Education at Teachers College, Columbia University, is conducted under a signed award letter pursuant to which Ruanyun has agreed to provide a grant to support an AI-assisted Chinese language and culture learning program using its HanLink platform.

The initiative builds on the Company’s progress in Saudi Arabia. In May 2025, Ruanyun launched a four-week HankLink pilot at Education & Skills International School in Riyadh involving 500 students in grades 1–12, reporting metrics including homework accuracy, oral proficiency, and self- guided practice time. In July 2025, the Company announced a cooperation agreement with the Confucius Institute at Prince Sultan University to support further scaling of HanLink.

Ruanyun believes the initiative supports its strategy of expanding beyond standalone AI software toward a more institution-facing model for educational delivery, as institutions increasingly require not only technology tools but also support in implementation, classroom integration, learner engagement, and program development. The Columbia University pilot will support further evaluation of HanLink in academic settings. HanLink is Ruanyun’s AI-powered Chinese language learning platform, designed for pronunciation assessment, writing analysis, dialogue practice, and classroom integration.

The Company has recently established its Saudi regional headquarters as part of its international expansion strategy and has set a target of deriving approximately 60% of revenue from international markets by the end of 2027, alongside its planned transition to Formind Group.

In connection with the pilot, Ruanyun plans to participate in the upcoming Chinese Language Teachers Association, USA (CLTA) Annual Conference, to be held May 1-3, 2026 in Rhode Island, to engage with the U.S. Chinese-language education community and share insights on HanLink and AI-supported instruction and explore opportunities with educational institutions in the U.S.

“This pilot project with Columbia University is an important initiative in our international expansion,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc. “We believe it will help evaluate HanLink’s deployment in U.S. academic settings and support our broader expansion into institutional services. We look forward to building on this experience with U.S. educational partners.”

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (Nasdaq: RYET) is an AI-driven education and technology company focused on intelligent content recognition, automated assessment, and next-generation learning systems. Subject to shareholder approval and completion of applicable processes, the Company has announced plans to transition to the Formind Group name as part of its broader global strategy. For more information, please visit: ruanyun.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the pilot project with the Center on Chinese Education at Teachers College, Columbia University; the expected use of the grant; the anticipated role or applicability of HanLink in academic settings; the Company’s expansion into educational institutional support services; the Company’s international expansion strategy; the Company’s stated target of deriving approximately 60% of revenue from international markets by the end of 2027; the Company’s planned transition to the Formind Group name; and the possibility of broader institutional adoption, expanded collaboration, or additional agreements. These forward-looking statements are based on current expectations, estimates, forecasts, and assumptions, and are subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, without limitation, risks relating to implementation of the pilot project, the parties’ ability to carry out the contemplated activities, the Company’s ability to derive useful outcomes from the initiative, the Company’s ability to convert pilot-stage initiatives into broader institutional adoption, the Company’s ability to execute its international expansion strategy, changes in market conditions, regulatory developments, competitive pressures, financing availability, and the Company’s ability to complete its planned transition to the Formind Group name. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update these forward-looking statements except as required by law.

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